Exhibit 99.1

Mindray Medical Completes Acquisition of ZONARE Medical Systems

SHENZHEN, China, July 17, 2013 /PRNewswire / — Mindray Medical International Limited (the “Company” or “Mindray”) (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today that it has completed the acquisition of ZONARE Medical Systems, Inc. (“ZONARE”), an ultrasound technology leader in the high-end radiology segment pursuant to the terms of the previously announced definitive agreement entered into on June 12, 2013.

Under the agreement, Mindray has acquired ZONARE for a total purchase price of US$101.7 million in cash, as adjusted for working capital at the closing date. The Company expects that the combined business will benefit from ZONARE’s strong innovative R&D capability and direct sales and service network in the high-end ultrasound market together with Mindray’s efficient engineering, extensive distribution channels and broad production platforms.

“We are pleased to complete this acquisition, furthering Mindray’s goal of becoming a leading provider of high-quality imaging products worldwide,” said Mr. Minghe Cheng, Mindray’s co-chief executive officer. “This transaction brings us superior technology that will ultimately accelerate the launch of our next-generation high-end ultrasound product. It also gives us immediate access to the high-end ultrasound market in the countries like U.S., Canada, Scandinavia and Germany. We are optimistic about the transaction and believe we will be better positioned to serve the healthcare market on a worldwide basis for the long run.”

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. Forward looking statements in this press release include, without limitation, statements regarding Mindray management’s expectation that the combined business will benefit from ZONARE’s strong innovative R&D capability and direct sales and service network in the high-end ultrasound market together with Mindray’s efficient engineering, extensive distribution channels and broad production platforms, Mindray’s goal of becoming a leading provider of high-quality imaging products worldwide, that this transaction brings Mindray superior technology that will ultimately accelerate the launch of the Company’s next-generation high-end ultrasound product, that this transaction also gives Mindray immediate access to the high-end ultrasound market in the U.S., Canada, Scandinavia and Germany, and the belief that the Company will be better positioned to serve the healthcare market on a worldwide basis for the long run. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results. For example, the transaction maybe more or less dilutive to Mindray’s financial results than anticipated and the other anticipated transaction benefits may not be realized. The success of the transaction, the combined company’s business and the ability to recognize the anticipated transaction benefits are subject to a variety of factors, including, without limitation, successful integration of Mindray’s and ZONARE’s R&D, manufacturing and sales activities and customer and employee bases; the growth and expected global growth of the medical device market; relevant government policies and regulations relating to the medical device industry; market acceptance of the combined company’s products; expectations regarding demand for our combined products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect the transaction and related integration, the combined business and our financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of Mindray’s annual report on Form 20-F, which was filed with the Securities and Exchange Commission on April 8, 2013. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

About Mindray

Mindray is a leading developer, manufacturer and marketer of medical devices worldwide. Mindray maintains its global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From its main manufacturing and engineering base in China, Mindray supplies through its worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com